

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
DEC 2 8 2005

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2005

or

☐ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file number 0-11559

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

(Full title of plan)

KEY TRONIC CORPORATION
4424 North Sullivan Road
P.O. Box 14687
Spokane Valley, WA 99216

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS



BDO Seidman, LLP
Accountants and Consultants

601 W. Riverside Avenue, Suite 900
Spokane, Washington 99201-0611
Telephone: (509) 747-8095
Fax: (509) 747-0415

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee
of the Key Tronic 401(k) Retirement Plan
Spokane Valley, Washington

We have audited the accompanying statements of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the "Plan") as of June 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of June 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spokane, Washington

BDO Seidman, LLP

November 30, 2005

Key Tronic
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

June 30,	2005	2004
Investments, at fair market value (Notes 3 and 4):		
Money market funds	$ 1,373,979	$ 1,608,622
Mutual funds	13,041,844	12,275,528
Key Tronic Corporation common stock	2,119,994	2,388,089
Participant directed brokerage accounts	456,891	489,641
Participant loans receivables	418,678	427,198
Total investments	17,411,386	17,189,078
Receivables:		
Employer contributions	3,876	-
Participant contributions	7,099	-
Total receivables	10,975	-
Payables:		
Accrued liability to plan sponsor	-	(6,146)
Net assets available for benefits	$17,422,361	$17,182,932

See accompanying notes to financial statements.

Key Tronic
401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended June 30,	2005	2004
Additions to (deductions from) net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments:		
Mutual funds	$ 808,265	$ 1,805,308
Key Tronic Corporation common stock	(179,149)	757,647
Participant directed brokerage accounts	43,994	31,131
Interest:		
Money market funds	25,925	10,275
Participant loans receivable	22,739	27,054
	721,774	2,631,415
Contributions:		
Employer	391,710	354,468
Participant	808,905	1,018,820
	1,200,615	1,373,288
Total additions to net assets	1,922,389	4,004,703
Deductions from net assets attributed to:		
Benefits paid to participants	1,677,156	896,494
Administrative expenses	5,804	7,824
Total deductions from net assets	1,682,960	904,318
Net increase in net assets	239,429	3,100,385
Net assets available for benefits:		
Beginning of year	17,182,932	14,082,547
End of year	$17,422,361	$17,182,932

See accompanying notes to financial statements

1. Plan Description

The following summary description of the Key Tronic 401(k) Retirement Savings Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by Key Tronic Corporation (the "Company" or the "Employer") effective July 1, 1993, as a merger of the Key Tronic Corporation Employee Stock Ownership Plan (ESOP) into the Key Tronic Corporation Variable Investment Plan. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2003, the Plan became what is known as a Safe Harbor 401(k) plan. A Safe Harbor Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating annual nondiscrimination testing of salary deferral and matching contributions.

Eligibility

Employees that are U.S. citizens are eligible to participate after completing one hour of service. Participation in the Plan will then begin on the first day of the month following the date of hire. Leased employees and certain employees covered by a collective bargaining agreement are ineligible for Plan participation.

Contributions

Participants make voluntary tax-deferred contributions to the Plan through payroll deductions of up to 50% of compensation each pay period, providing that the contributions in any calendar year do not exceed the IRS calendar year limit. Effective March 1, 2005, the limit was increased to 75% of compensation. The Company will make voluntary matching contributions of 100% of the first 3% of a participant's compensation and 50% of the next 2% of a participant's compensation. A participant who receives a qualified distribution from another qualified plan may make a rollover contribution to the Plan provided that certain conditions are met.

Participant Accounts
Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and Plan earnings. Plan earnings are directly credited to participant accounts.

Participant Loans Receivable
Participants may borrow a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan transactions are treated as a transfer between the investment accounts and the participant loans account. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates outstanding at June 30, 2005, range from 5.00% to 10.50%. Principal and interest are paid ratably through payroll deductions. Additional payments may be made at any time by check.

Vesting
All participants are immediately 100% vested in both employee and employer contributions.

Distribution of Benefits
Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies while an employee of the Company will be paid to the participant's designated beneficiary. Benefits are paid under various options as defined in the Plan.

Administrative Expenses
The majority of fees and expenses incurred for administration of the Plan are paid by the Company. Participants are charged a fee for certain services such as loan processing.

Administration of the Plan

The Plan is administered by the employer in the form of an administrative committee consisting of management personnel. JPMorgan Chase Bank (JPMorgan) and invests Plan assets in accordance with directions from the administrative committee. Records of participant account activity are processed and maintained by JPMorgan Retirement Plan Services, which also performs other administrative support services for the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

Investments in mutual funds, money market funds and participant directed brokerage accounts are reported at quoted market value. Realized gains and losses on the sale of these investments are recognized on the average cost method. Participant loans are valued at cost, which approximates fair value. The net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for plan benefits represents the realized gains and losses on sales, dividends earned and reinvested into the funds, and the unrealized appreciation and depreciation in the fair value of investments. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of money market funds, mutual funds, Company stock and self-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

3. Investments

The fair market value of individual investments that represent 5 percent or more of the Plan's net assets are as follows:

June 30,	2005	2004
American Century Income & Growth Fund	$2,379,323	$2,347,775
Key Tronic Corporation Common Stock	2,119,994	2,388,089
American Century Equity Index	2,061,010	2,493,685
American Century Ultra Fund	1,891,711	1,949,483
American Century Value Fund	1,609,738	1,528,358
American Century Prime Money Market Fund	1,373,979	1,608,622
American Century Strategic Allocation: Moderate	1,196,221	1,148,411
American Century International Growth Fund	1,119,935	988,190
American Century Equity Income Fund	802,921	*

* less than 5%

4. Party-in-Interest

Certain Plan investments are shares of mutual funds managed by JPMorgan. JPMorgan holds and invests the Plan's assets and therefore, these transactions qualify as party in interest transactions. In addition, the investments in the Company's common stock are also considered party in interest transactions.

5. Termination of the Plan

Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.

6. Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated January 14, 2003, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination later. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedule

Key Tronic
401(k) Retirement Savings Plan

Schedule of Assets (Held at End of Year)
June 30, 2005

EIN: 91-0849125
Plan Number: 001

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
	Mutual Funds:				
*	American Century Income & Growth	77,832	mutual fund shares	**	$ 2,379,323
*	American Century Equity Index Inst.	433,897	mutual fund shares	**	2,061,010
*	American Century Ultra	66,845	mutual fund shares	**	1,891,711
*	American Century Value	218,122	mutual fund shares	**	1,609,738
*	American Century Strategic Allocation: Moderate	178,274	mutual fund shares	**	1,196,221
*	American Century Int'l. Growth	125,132	mutual fund shares	**	1,119,935
*	American Century Equity Income	99,372	mutual fund shares	**	802,921
*	American Century Strategic Allocation: Aggressive	98,348	mutual fund shares	**	757,280
*	American Century Diversified Bond Ins	60,790	mutual fund shares	**	626,138
	Royce Premier	20,975	mutual fund shares	**	316,515
*	American Century Strategic Allocation: Conservative	44,520	mutual fund shares	**	247,086
	Harbor Funds	800	mutual fund shares	**	33,966
	Total Mutual Funds				13,041,844
*	Key Tronic Corporation Common Stock	623,528	Shares	**	2,119,994
	Participant Directed Brokerage Accounts:				
	Securities Held by Charles Schwab	Various	Units	**	456,891
*	Participants' Loans	65 loans to participants with interest rates ranging from 5.0% to 10.5%, due through 2015		**	418,678
	Money Market Funds:				
*	American Century Prime Money Market	1,373,979	Shares	**	1,373,979
	Total Investments				$17,411,386

* Party in interest as defined by ERISA
** Cost of participant-directed investments is not required to be disclosed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, responsible for administration of the Key Tronic 401(k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on December 27, 2005.

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

By 

Name: Ronald F. Klawitter
Title: Member of Plan Administrative Committee



BDO Seidman, LLP
Accountants and Consultants

601 W. Riverside Avenue, Suite 900
Spokane, Washington 99201-0611
Telephone: (509) 747-8095
Fax: (509) 747-0415

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-70917 and 333-61202) of our report dated November 30, 2005, relating to the financial statements and supplemental schedule of Key Tronic 401(k) Retirement Savings Plan appearing in the Plan's Annual Report on Form 11-K for the year ended June 30, 2005.

Spokane, Washington

BDO Seidman, LLP

December 21, 2005